SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


03021887

FORM 11-K

SEC MAIL RECEIVED PROCESSING
JUN 1 3 2003
WASH. D.C. 155 SECTION

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

PROCESSED
JUN 16 2003
THOMSON FINANCIAL

☐ TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-8940

Deferred Profit-Sharing Plan for Salaried Employees

(Full title of the plan)

ALTRIA GROUP, INC.

120 Park Avenue
New York, New York 10017

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS



PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (646) 394 1301

REPORT OF INDEPENDENT ACCOUNTANTS

To: The Finance Committee of the Board of Directors of Altria Group, Inc., the Corporate Employee Benefit Committee of Altria Group, Inc., the Administrator and all Participants as a group (but not individually) of the Deferred Profit-Sharing Plan for Salaried Employees:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Deferred Profit-Sharing Plan for Salaried Employees (formerly the Philip Morris Deferred Profit-Sharing Plan and hereinafter the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
April 25, 2003

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
at December 31, 2002 and 2001
(in thousands of dollars)

	2002	2001
ASSETS:		
Allocated share of Trust net assets	$ 2,194,655	$ 3,061,592
Employer contribution receivable	97,353	105,882
Employee contributions receivable	2,378	2,788
Total assets	2,294,386	3,170,262
NET ASSETS	$ 2,294,386	$ 3,170,262

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
for the years ended December 31, 2002 and 2001
(in thousands of dollars)

	2002	2001
ADDITIONS:		
Employer contribution	$ 97,357	$ 105,882
Employee contributions	44,057	43,595
Allocated share of Trust investment activities	(163,801)	(62,183)
Total additions	(22,387)	87,294
DEDUCTIONS:		
Distributions and withdrawals	(140,116)	(148,615)
Total deductions	(140,116)	(148,615)
Transfer to SABMiller plc (Note 12)	(713,171)	-
Net transfers between plans	(202)	1,510
Net deductions	(875,876)	(59,811)
NET ASSETS:		
Beginning of year	3,170,262	3,230,073
End of year	$ 2,294,386	$ 3,170,262

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1. General Description of the Plan:

The Deferred Profit-Sharing Plan for Salaried Employees (formerly the Philip Morris Deferred Profit-Sharing Plan and hereinafter the "Plan") is a defined contribution plan maintained for the benefit of eligible non-union salaried and hourly employees of Altria Group, Inc. (formerly Philip Morris Companies Inc.), and certain of its domestic subsidiaries, including Philip Morris USA Inc. (formerly Philip Morris Incorporated) and certain of its subsidiaries (collectively, "Philip Morris"), Philip Morris Capital Corporation, Altria Corporate Services, Inc. (formerly Philip Morris Management Corp.), certain headquarters employees of Philip Morris International Inc., and, until June 30, 2002, Miller Brewing Company and certain of its subsidiaries ("Miller") (see Note 12), (collectively, the "Participating Companies"). The Plan is designed to provide eligible employees with an opportunity to share in the profits of their Participating Company and to invest certain of their funds in a tax-advantaged manner. Employees of Kraft Foods Inc. and its subsidiaries are not eligible to participate in the Plan.

Each eligible employee may make before-tax and after-tax contributions to the Plan as soon as administratively feasible after his or her date of hire, and become eligible for their Participating Company's contribution (the "Contribution"), as described in Note 3, upon completion of twenty-four months of accredited service. The provisions of the Plan are detailed in the official Plan document that legally governs the operation of the Plan.

Effective December 15, 2001, the Plan was amended to add an employee stock ownership plan ("ESOP") feature. The ESOP feature permits each participant who has an investment in the Altria Stock Fund (formerly the Philip Morris Stock Fund) to elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of the common stock of Altria Group, Inc. ("Altria Common Stock"), to receive the dividend payable with respect to the shares of Altria Common Stock allocated to his or her Plan Accounts (see Note 4) in cash, or have the dividend reinvested in additional shares of Altria Common Stock.

The administration of the Plan has generally been delegated to the Corporate Employee Benefit Committee of Altria Group, Inc. (the "Committee") and to the Senior Vice President, Human Resources and Administration of Altria Group, Inc. (the "Administrator"). The Finance Committee of the Board of Directors of Altria Group, Inc. (the "Finance Committee") is currently responsible for the selection of the investment options set forth below in which participants elect to invest their Plan Accounts, the appointment of investment managers to manage one or more of the investment options and the monitoring of the performance of these investment options. The Committee, the Administrator and the Finance Committee are hereinafter collectively referred to as the "Fiduciaries".

Assets of the Plan are co-invested with the assets of the Deferred Profit-Sharing Plan for Tobacco Workers (formerly the Philip Morris Incorporated Deferred Profit-Sharing Plan and hereinafter the "Tobacco Plan"), the Deferred Profit-Sharing Plan for Craft Employees (formerly the Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees and hereinafter the "Craft Plan") and the Savings Plan for Employees of Philip Morris de Puerto Rico, in a commingled investment fund known as the Altria Corporate Services Deferred Profit-Sharing Master Trust (formerly the Philip Morris Deferred Profit-Sharing Trust Fund and hereinafter the "Trust") for which Deutsche Bank Trust Company Americas (formerly Bankers Trust Company and hereinafter the "Trustee") serves as the trustee (see Note 7).

Participants have the option of investing their Plan Accounts in one percent increments in the following eight funds.

EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a capitalization weighted basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks (S&P 500).

INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee, at the direction of the investment manager, with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest, and of pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the U.S. Government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates from original cost, but not in the event of a default of any security in the pool.

U.S. GOVERNMENT OBLIGATIONS FUND - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies and fully insured bank deposits. The average maturity of the U.S. Government securities in the U.S. Government Obligations Fund is approximately five years.

ALTRIA STOCK FUND - This fund is invested primarily in Altria Common Stock.

INTERNATIONAL EQUITY FUND - This fund is invested primarily in an index fund of stocks of the foreign companies that make up the Morgan Stanley Capital International Europe, Australia and Far East (EAFE) index.

BALANCED FUND - This fund is invested primarily in a diversified mix of domestic and international stocks, U.S. and international investment grade bonds, and investment grade money market funds. In general, the assets of the Balanced Fund may be invested according to the following mix: 40 percent to 70 percent in stocks, 20 percent to 55 percent in bonds and zero percent to 25 percent in money market instruments.

GROWTH EQUITY FUND - This fund is invested primarily in stocks of domestic and international companies, with market capitalizations between $1 billion and $6 billion, considered to have better-than-average prospects for long-term growth.

EURO EQUITY FUND - This fund is invested primarily in an index fund of stocks of companies based in the European Monetary Union (EMU) member countries that have adopted the euro as their common currency.

Each of the foregoing funds may also hold a portion of its assets in short-term temporary investments pending long-term investment and for liquidity purposes. None of the foregoing funds guarantees a return to the participant. Participants normally can change their investment elections on any business day (see Note 4).

Contributions and participant contributions made to a Plan Account after January 1, 1992 for which no investment direction has been given, are invested in the U.S. Government Obligations Fund.

Each participant may vote all the shares of Altria Common Stock held in his or her Plan Accounts and invested in the Altria Stock Fund. The Trustee will vote full and fractional shares of Altria Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Altria Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

At December 31, 2002 and 2001, there were 12,977 and 13,989 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

	December 31,	
	2002	2001
Equity Index Fund	6,923	9,107
Interest Income Fund	5,612	6,208
U.S. Government Obligations Fund	4,702	4,375
Altria Stock Fund	7,978	10,152
International Equity Fund	2,191	2,729
Balanced Fund	2,846	3,374
Growth Equity Fund	3,865	4,804
Euro Equity Fund	743	642

Each participant is at all times fully vested in the balance held in each of his or her Plan Accounts, which include a Company Account and may include Personal Before-Tax, Before-Tax Catch-Up, Personal After-Tax, Rollover, After-Tax Rollover and PAYSOP Accounts.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting. Certain prior year amounts have been reclassified to conform with the current year's presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Fiduciaries to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Valuation of Trust Investments:

Investments in common trust funds are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective common trust funds.

Investment contracts and the pools of mortgage-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgage-backed and asset-backed securities and other investments at December 31, 2002 and 2001 was $1,280,115,152 and $1,204,505,685, respectively. The average yield of the Interest Income Fund for the years ended December 31, 2002 and 2001 was approximately six percent and seven percent, respectively. The crediting interest rate of the Interest Income Fund at December 31, 2002 and 2001 was approximately six percent. The crediting interest rate for the investment contracts is either agreed-to in advance with the contract issuer or varies based on an agreed-to formula, but cannot be less than zero. The crediting interest rate for the pools of mortgage-backed and asset-backed securities and other investments is reset periodically by the contract issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero.

Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices. Equity securities, including Altria Common Stock which represents approximately 24% and 29% of the total Trust investments at December 31, 2002 and 2001, respectively, are subject to significant market fluctuations.

Short-term temporary investments are generally carried at cost, which approximates fair value.

Investment Transactions and Investment Income of the Trust:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

3. Contributions:

The Contribution for the year is accrued by the Plan based upon the amount to be funded each year in accordance with the defined contribution formula set forth below. Participants' contributions are recorded in the period in which they are withheld by the Participating Companies.

The Contribution on behalf of eligible employees of Philip Morris who have met the twenty-four month service requirement ("Philip Morris Participants") is an amount equal to the lesser of (1) three percent of the Operating Profit (defined below) of Philip Morris, less the amounts allocated to participants in the Tobacco Plan and the Craft Plan, or (2) 15 percent of the aggregate participant compensation for such year of the Philip Morris Participants among whom the Contribution is to be allocated. Effective January 1, 2002, the Contribution on behalf of eligible employees of Miller who have met the twenty-four month service requirement (or, solely for the 2002 Plan year, would have met the twenty-four month service requirement by December 31, 2002) ("Miller Participants") is an amount equal to the lesser of (1) two percent of the Operating Profit of Miller for the period from January 1, 2002 through June 30, 2002, or (2) 15 percent of the aggregate participant compensation for the period from January 1, 2002 through June 30, 2002 of the Miller Participants among whom the Contribution is to be allocated, less $800,000 (see Note 12). Prior to January 1, 2002, the Contribution on behalf of Miller Participants was an amount equal to the lesser of (1) three percent of the Operating Profit of Miller, or (2) 15 percent of the aggregate participant compensation for such year of the Miller Participants among whom the Contribution was to be allocated, less $800,000.

The Contribution by Philip Morris, expressed as a uniform percentage of aggregate participant compensation, is allocated ratably among Philip Morris Participants (the "Philip Morris Contribution Percentage") according to their individual compensation. The Contribution by Miller, expressed as a uniform percentage of aggregate participant compensation, is allocated ratably among Miller Participants (the "Miller Contribution Percentage") according to their individual compensation.

The Contribution on behalf of eligible employees of any other of the Participating Companies is the greater of (1) the Philip Morris Contribution Percentage, or (2) the Miller Contribution Percentage, multiplied in either case by aggregate participant compensation for such year of the participants of these other Participating Companies among whom the contribution is to be allocated. The aggregate of the Contribution to the Plan and the contributions to the Tobacco Plan and the Craft Plan may not be more than three percent of Altria Group, Inc.'s consolidated earnings before income taxes and cumulative effect of an accounting change, and provisions for deferred profit-sharing and incentive compensation plans.

Due to limitations under the Internal Revenue Code of 1986, as amended (the "Code"), certain amounts for highly compensated employees are not contributed to the Trust but are instead recorded as liabilities of the Participating Companies.

Operating Profit is defined as the earnings of Philip Morris or Miller, as the case may be, before cumulative effect of accounting changes, discontinued operations, extraordinary items, interest and other debt expense, income taxes, amortization of goodwill, general corporate expenses, any minority interest, the amount of any deduction used in computing such earnings for the Contribution to the Plan and the contributions to the Tobacco Plan and the Craft Plan, charges for any incentive compensation plan, including the Special Bonus Program announced in January 2000 and any broad-based stock awards under the 2000 or 1997 Performance Incentive Plans (or any successor plans), the expense of which is charged to the earnings of Philip Morris or Miller, but excluding any sales incentives programs of a Participating Company, any other stock-based awards under the 2000 or 1997 Performance Incentive Plans (or any successor plans) and effective January 1, 2000, the Miller Brewing Company Incentive Compensation Plan, and before such other charges as the Compensation Committee of the Board of Directors of Altria Group, Inc., in its sole discretion, shall determine to exclude from the Operating Profit of Philip Morris or Miller.

No contribution is required from any participant under the Plan. Participants may make contributions on a before-tax and after-tax basis to the Plan. Effective for the 2002 Plan year, participants who will be age 50 or older by the end of a Plan year are eligible to make before-tax catch-up contributions up to the limit prescribed in the Code. For 2002, the catch-up contribution was limited to $1,000. If a participant has not made the maximum after-tax contribution, he or she may make an additional lump sum contribution, subject to certain statutory limits. The percentage of compensation available for these contributions may vary from year to year and by Participating Company. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 2002 and 2001, a participant's before-tax contribution was limited to $11,000 and $10,500, respectively, with a Plan limitation of 15% and 10%, respectively, of compensation (15% and 11%, respectively, in the case of employees of Miller) on the total amount of before-tax and after-tax contributions. Before-tax catch-up contributions are not subject to these limits.

The Contribution and participant contributions are made solely to the profit-sharing portion of the fund and are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan provides, in the event of a Change of Control (as defined in the Plan) of Altria Group, Inc., for a Contribution for the year in which the Change of Control occurs and for two years thereafter at least equal to the lesser of (a) the percentage of participants' compensation that was contributed to the Plan for the year prior to the year in which the Change of Control occurs, or (b) 10 percent of the participants' applicable annual compensation.

4. Valuation of Participant Accounts:

A third-party recordkeeper retained by the Committee maintains Accounts (also referred to as Sources) for each participant to reflect the source and the participant's share of the funds invested in the Trust as follows:

Account	Source
Company Account	Company Contributions
Personal Before-Tax Account	Before-tax contributions
Before-Tax Catch-Up Account	Before-tax catch-up contributions
Personal After-Tax Account	After-tax contributions
Rollover Account	Before-tax amounts transferred, directly or indirectly, from another plan qualified under Section 401(a) of the Code
After-Tax Rollover Account	After-tax amounts transferred, directly or indirectly, from another plan qualified under Section 401(a) of the Code
PAYSOP Account	The account balance transferred from the Philip Morris Employee Stock Ownership Plan
Loan Account	Outstanding loans obtained from the Plan

Each business day the Trustee determines the current fair value of each of the investment funds in the Trust described in Note 1 and the third-party recordkeeper retained by the Committee determines the current fair value of each participant's share in the Trust with respect to their Company, Personal Before-Tax, Before-Tax Catch-Up, Personal After-Tax, Rollover, After-Tax Rollover and PAYSOP Accounts on the basis of their proportionate share in each investment fund. However, the fair value of each participant's share in the Trust may not be determined as of any business day if unforeseen circumstances makes such determination impractical or not in the best interest of Plan participants.

The following rules have been adopted by the Committee in connection with the valuation of the Altria Stock Fund. If trading in Altria Common Stock has been suspended on the New York Stock Exchange ("NYSE") on a trading day and not resumed before the end of the trading day, the Trustee will use the composite price listed in *The Wall Street Journal* on the next business day. In the event that trades need to be executed to meet current liquidity needs, the Trustee will use a weighted average sale price method for valuing the portion of participants' Plan Accounts transferred from the Altria Stock Fund if using the NYSE closing price or composite price of Altria Common Stock results in a value of the Altria Stock Fund which is at least one-tenth of one percent (0.1%) more than the value using the weighted average sale price method. The weighted average sale price method uses the average of all of the prices for which Altria Common Stock is sold over one or more business days as determined by Deutsche Bank Securities, Inc.

5. Withdrawals and Distributions:

Participants may make in-service withdrawals against their Company, Personal Before-Tax, Before-Tax Catch-Up, Personal After-Tax, Rollover, After-Tax Rollover and PAYSOP Accounts in accordance with the provisions outlined in the Plan. Effective December 15, 2001, each participant who has an investment in the Altria Stock Fund may elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of Altria Common Stock, to receive the dividend payable with respect to the shares of Altria Common Stock allocated to his or her Plan Accounts in cash (see Note 1).

Withdrawals by participants will not be permitted if they would have the effect of disqualifying the Plan and the related Trust from exemption from taxation.

Distributions are made only when a person ceases to be a participant. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan Accounts.

In the event the Plan is terminated, distributions will be made in accordance with the then current value of participants' Plan Accounts under the direction of the Committee and in accordance with the Code.

6. Participants' Loans:

The loan program permits participants to borrow from their Company, Personal Before-Tax, Before-Tax Catch-Up, Personal After-Tax, Rollover, After-Tax Rollover and PAYSOP Accounts in accordance with the provisions outlined in the Plan.

A participant's Loan Account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the Loan Account and are added back to the participant's Plan Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's investment authorization in effect at the time of repayment.

7. Investments Held by the Trust:

In 2002 and 2001, ($202,000) and $1,510,000, respectively, were transferred (out of) into the Plan, net of transfers into (out of) the Plan, (to) from the Tobacco Plan and the Craft Plan, as a result of employee transfers.

The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 2002 and 2001 were as follows:

	2002	2001
Trust	64%	70%
Equity Index Fund	74%	76%
Interest Income Fund	60%	65%
U.S. Government Obligations Fund	60%	60%
Altria Stock Fund	61%	69%
International Equity Fund	89%	89%
Balanced Fund	87%	88%
Growth Equity Fund	83%	83%
Euro Equity Fund	87%	85%
Participants' Loan Account	45%	50%

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
(continued)

At December 31, 2002 and 2001, the financial position of the Trust was as follows (in thousands of dollars):

	2002	2001
Assets:		
Investments at fair value:		
Equity Index Fund:		
Equity Index Fund		
(cost $752,424 and $777,451)	$ 634,999	$1,101,938
Interest Income Fund:		
Investment contracts (at contract value)		
(cost approximates contract value)	1,209,710	1,169,736
Short-term temporary investments		
(cost approximates fair value)	70,001	39,029
U.S. Government Obligations Fund:		
Government securities		
(cost $327,728 and $282,487)	340,273	284,721
Short-term temporary investments		
(cost approximates fair value)	2,253	702
Altria Stock Fund:		
Common stock		
(cost $869,975 and $1,084,644)	820,581	1,267,494
Short-term temporary investments		
(cost approximates fair value)	16,087	23,900
International Equity Fund:		
International Equity Fund		
(cost $30,669 and $47,154)	30,589	42,447
Balanced Fund:		
Balanced Fund		
(cost $107,074 and $150,554)	83,465	129,618
Growth Equity Fund:		
Growth Equity Fund		
(cost $144,448 and $215,713)	109,454	167,608
Euro Equity Fund:		
Euro Equity Fund		
(cost $8,010 and $10,709)	7,937	10,523
Other investments:		
Participants' Loan Account:		
Loans to participants	95,172	98,950
Total investments	3,420,521	4,336,666
Receivables:		
Investments sold	9,516	17,827
Interest income	4,281	5,031
Dividend income	13,498	16,145
Total assets	3,447,816	4,375,669
Liabilities:		
Investments purchased	4,562	8,716
Net assets	$3,443,254	$4,366,953

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
(continued)

The changes in the Trust net assets for the years ended December 31, 2002 and 2001 were as follows (in thousands of dollars):

	2002	2001
Additions:		
Employer contribution	$ 159,147	$ 156,626
Employee contributions	55,616	54,008
Investment activities:		
Interest	92,942	90,338
Dividends	59,108	67,608
Interest on participant loans	6,579	7,043
	158,629	164,989
Net depreciation in fair value of investments	(364,530)	(209,055)
General and administrative expenses	(2,966)	(2,865)
Net investment activities	(208,867)	(46,931)
Deductions:		
Distributions and withdrawals	(216,424)	(221,374)
Transfer to SABMiller plc (Note 12)	(713,171)	-
Transfer from Kraft Foods Master Defined Contribution Trust	-	27
Decrease in Trust net assets	(923,699)	(57,644)
Net assets:		
Beginning of year	4,366,953	4,424,597
End of year	$3,443,254	$4,366,953

The net (depreciation) appreciation in the fair value of the Trust investments by fund for the years ended December 31, 2002 and 2001 was as follows (in thousands of dollars):

	2002	2001
Equity Index Fund	$(240,230)	$(163,191)
U.S. Government Obligations Fund	15,950	2,426
Altria Stock Fund	(83,934)	46,189
International Equity Fund	(5,902)	(13,358)
Balanced Fund	(18,629)	(10,725)
Growth Equity Fund	(29,725)	(67,415)
Euro Equity Fund	(2,060)	(2,981)
Total Trust	$(364,530)	$(209,055)

Investments that represented five percent or more of Trust net assets at December 31, 2002 and 2001 were as follows (in thousands of dollars):

	2002	2001
Equity Index Fund	$634,999	$1,101,938
Interest Income Fund:		
Pyramid Mortgage-Backed Securities Fund	412,700	424,820
Altria Stock Fund:		
Common Stock	820,581	1,267,494

8. Transactions with Parties in Interest:

The Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

9. Tax Status:

By letter dated June 5, 2002, the Internal Revenue Service has determined that the Plan, as amended and in effect as of January 1, 2000 and December 15, 2001, continues to qualify under Section 401(a) of the Code, that the ESOP feature of the Plan is a stock bonus plan described in Sections 401(a) and 4975(e) of the Code and that the related Trust continues to be exempt from federal income taxes under Section 501(a) of the Code.

The Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Accordingly, participants will not be subject to income tax on the Contribution and before-tax contributions made on their behalf by the Participating Companies, on the making of a timely rollover contribution to the Trust, nor on earnings credited to their Plan Accounts until withdrawn or distributed.

10. Plan Termination:

The Board of Directors of Altria Group, Inc. (the "Board") has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the Contribution to the Plan or to terminate the Plan. The Board has delegated to the Committee and the Administrator the right to amend the Plan, provided that the first year cost of such amendment does not exceed specified dollar limits. Each other Participating Company has the right to amend, suspend or terminate its participation in the Plan.

11. Reconciliation of Plan's Financial Statements to Form 5500:

At December 31, 2001, $2,410,000 was payable to participants who had requested distributions or withdrawals which were processed and approved for payment prior to year end, but not paid until the following year. As required, this amount was recorded as a liability on the Plan's Form 5500, but was not reflected as a liability in the Plan's financial statements.

12. Transfer to SABMiller plc:

On July 9, 2002, Altria Group, Inc. completed a transaction pursuant to which Miller was merged with a subsidiary of South African Breweries plc ("SAB"), with Miller becoming wholly-owned by SAB, and SAB changed its name to SABMiller plc ("SABMiller"). As a result, Miller ceased to be a Participating Company in the Plan effective June 30, 2002. The account balances of all Miller participants (including retirees, beneficiaries of deceased participants and alternate payees) were transferred from the Plan to a separate plan established by SABMiller in August 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefit Committee of Altria Group, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES

(Name of Plan)

By ______________________________

Kenneth F. Murphy, Senior Vice President,
Human Resources and Administration,
Altria Group, Inc.

Date: June 13, 2003

Exhibit 23

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-10218) of Altria Group, Inc. (formerly Philip Morris Companies Inc.) of our report dated April 25, 2003 relating to the financial statements of the Deferred Profit-Sharing Plan for Salaried Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

New York, New York
June 13, 2003

Exhibit 99

Exhibit 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Deferred Profit-Sharing Plan for Salaried Employees (the "Plan") on Form 11-K for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kenneth F. Murphy, Plan Administrator of the Plan, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

By ______________________________
Kenneth F. Murphy, Senior Vice President,
Human Resources and Administration,
Altria Group, Inc.

Date: June 13, 2003